UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1. Press release dated February 26, 2024.

Item 1

Millicom (Tigo) appoints Aude Durand to its Board of Directors

Luxembourg, February 26, 2024 –Millicom announces the appointment of Aude Durand to its Board of Directors, effective today. In accordance with Millicom’s Articles of Association, Millicom’s Board of Directors, with the approval of Millicom’s Nomination Committee, has appointed Ms. Durand to fill the vacant Board position created by the tragic passing of Nicolas Jaeger until the company’s next Annual General Meeting of shareholders.

Aude Durand has strong experience in the telecommunications industry. She currently serves as Deputy CEO at iliad Holding, where she is involved in key projects across iliad's telecom operators in France, Italy, and Poland, spanning various departments such as marketing, customer care, IT, and network operations. She also oversees iliad's AI endeavours, including the creation of Kyutai, a world-class open-science AI lab. In addition to her role at iliad Holding, Ms. Durand holds positions as Chairman of Scaleway (leading European cloud provider, owned by iliad) and Board Member of Monaco Telecom. She also serves as the Chair of Millicom’s Nomination Committee.

Prior to joining iliad, Ms. Durand served as Chief of Staff to the CEO of Orange Wholesale & International Networks and held various roles within Orange's B2B division. She also spent a few months as a Visiting Associate at The Boston Consulting Group.

She holds a Master of Science (MSc) in Management Science & Engineering from Stanford University (USA) and an Engineering Degree from Ecole Polytechnique (France).

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2023, Millicom, including its Honduras Joint Venture, employed approximately 19,000 people, and provided mobile and fiber-cable services through its digital highways to more than 45 million customers, with a fiber-cable footprint over 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: February 26, 2024